1701 Market Street                                        Morgan, Lewis
Philadelphia, PA 19103                                    & Bockius LLP
Tel:  215.963.5000                                        Counselors at Law
Fax: 215.963.5001




March 5, 2014

VIA EDGAR


Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II Post-Effective Amendment No. 172 (File No. 033-50718) and Amendment No. 174 (File No. 811-07102) to Registration Statement on Form N-1A
        ------------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "1933 Act"), Post-Effective Amendment No. 172 and, under the Investment Company Act of 1940, as amended, Amendment No. 174 (the "Filing") to the Trust's Registration Statement on Form N-1A.

This Filing is made pursuant to Rule 485(a)(2) under the 1933 Act for the purpose of introducing one new series to the Trust: Frost Aggressive Allocation Fund (the "Fund"). The Fund's investment objective, strategies and risks are substantially similar to those of the Frost Conservative Allocation Fund and the Frost Moderate Allocation Fund, as presented in a Trust filing pursuant to Rule 485(a)(1) on January 30, 2014 (Accession No. 0001135428-14-000051).

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5620.

Very truly yours,


/s/ Leon E. Salkin
------------------
Leon E. Salkin